Exhibit 7.2

List of Subsidiaries

Subsidiaries as of the end of the year covered by this annual report are:

• AB SEK Securities,

• SEK Financial Advisors AB,

• SEK Financial Services AB,

• SEK Customer Finance AB,

• SEK Exportlånet AB, and

• Venantius AB and its wholly owned subsidiary VF Finans AB,

each of which is incorporated in Sweden.